VIA EDGAR AND FACSIMILE (202-772-9210)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Kathleen Collins, Accounting Branch Chief
RE:    Art Technology Group, Inc.
          Response to Comment Letter dated March 13, 2008
          Form 10-K for Fiscal Year Ended December 31, 2006
          Form 10-Q for the Quarterly Period Ended September 30, 2007
          Form 8-K/A File on November 8, 2006
          File No. 0-26679
Ladies and Gentlemen:
On behalf of Art Technology Group, Inc. (the “Company”, or “ATG”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 13, 2008 (the “March 13, 2008 Comment Letter”) to Robert D. Burke, President and Chief Executive Officer of the Company, with respect to the 2006 Form 10-K, the September 30, 2007 Form 10-Q, and the November 8, 2006 Form 8-K referenced above. Hard copies of this letter are also being delivered under separate cover to Kari Jin and Hugh Fuller of the Commission.
The responses set forth below have been organized in the same manner in which the Commission’s comments were organized in the March 13, 2008 Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2006
Consolidated Statement of Operations, page 38
1.	We note your response to our prior comment 7 and your discussion of revenues that are allocated amongst products and services for income statement presentation purposes. Please explain further the following:
•	Your response appears to be limited to sales of ATG e-commerce perpetual software licenses with hosting services. Please confirm that these are the only arrangements for which you employed an allocation methodology for purposes of income statement presentation.

Response: We apply an allocation methodology for income statement presentation purposes for sales of ATG e-commerce perpetual software licenses when they are sold in conjunction with:
a)	application hosting services, and

b)	eStara e-commerce optimization services solutions, which in our 2006 Form 10-K we described as “proactive conversion solutions.”
The allocation methodology described above is discussed in the Annual Report on Form 10-K for the year ended December 31, 2007 that we filed on March 17, 2008 (the “2007 Form 10-K”), under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition,” at page 25, as well as in Note 1(C) to the consolidated financial statements included in the 2007 Form 10-K.
•	Your response also indicates that revenues from these arrangements have been minimal to date. We note, however, your discussion of product license deferred revenue in the

Company’s September 30, 2007 Form 10-Q where you indicate that additions to product license deferred revenue was $10.5 million during the nine months ended September 30, 2007. Please tell us whether these deferred product license revenues (a non-GAAP disclosure) represent the product license revenues from your ATG e-commerce perpetual software licenses with hosting arrangements and if so, please confirm that while these revenues may have been nominal in the past, you do anticipate that they will increase in the future. If this non-GAAP disclosure does not relate to these arrangements, then please explain further to which arrangements they do relate.

Response: As described in our 2007 Form 10-K under the heading “Key measures that we use to evaluate our performance” at page 22, additions to deferred product license revenues that are included in our non-GAAP measure “product license bookings” include:
(a) revenue attributable to ATG e-commerce perpetual software licenses sold in conjunction with hosting arrangements,
(b) revenue attributable to ATG e-commerce perpetual software licenses sold in conjunction with eStara e-commerce optimization services solutions, and
(c) license revenue that is deferred for a reason other than the presence of a hosting or eStara e-commerce optimization services solutions arrangement (such as the presence of contractual terms that, under GAAP, require us to defer the recognition of revenue).
The $10.5 million gross amount included in deferred product license revenue during the nine months ended September 30, 2007 and disclosed as a component of our non-GAAP product license bookings in our September 30, 2007 Form 10-Q, included deferred revenue in all three of these categories.

In determining our non-GAAP “product license bookings”, we add to our product license revenue determined in accordance with GAAP the amount of the net change in our deferred product license revenue for the period (i.e. gross additions to deferred product license revenue, less deferred product license revenue recognized during the quarter).

Prior to 2007, revenue recognized from our deferred product license revenues were relatively insignificant other than transactions that were deferred as a result of item (c) above. However, as a result of the change in our business model in 2007, we expect that the percentage of our product license revenue that is recognized on a ratable basis will increase. We therefore believe that net additions to deferred product license revenue from one period to the next will be an increasingly important indicator of our business performance, as these additions represent amounts that will be recognized in future periods as revenue recognition requirements are met. For example, for the entire year ended December 31, 2006, the net increase in our deferred product license revenue was less than $0.1 million. As indicated in the table below, through the nine months ended September 30, 2007, the amount added to our deferred product license revenue net of product license deferred revenue recognized during the nine months was $9.4 million, and for the full year 2007 the net amount added to our deferred license revenue increased to $12.8 million. It is for this reason that we consider these non-GAAP measure “product license bookings” to be important and disclose it in our MD&A.

	Year ended	Nine months ended
	December 31, 2007	September 30, 2007
Product license revenue (GAAP)	$30,529	$20,997

Increase in product license deferred revenue	$14,166	$10,495

Product license deferred revenue recognized	$(1,283)	$(1,135)

Product license bookings (non-GAAP)	$43,412	$30,357

•	In your response to comment 9 you indicate that pursuant to EITF 00-3, a software element is not deemed to be included in the sale of ATG e-commerce perpetual software licenses with hosting services and accordingly, the entire arrangement is deemed to be a service arrangement. Therefore, please explain further how you determined that classifying the entire arrangement fee with your recurring service revenues is not more appropriate.
Response: EITF 00-3 requires that we consider transactions that include ATG e-commerce perpetual software licenses with hosting services to be accounted for as one unit of accounting and defer the recognition of revenue for upfront fees until the element is delivered. We follow the provisions of EITF 00-3 and record revenue on all fees ratably over the estimated life of the customer arrangement commencing upon the time that our customer begins using our software and hosting service for its intended purpose.

For financial statement presentation purposes, we believe it is helpful to users of our financial statements, and consistent with the published views of the Staff, to disaggregate the presentation of our total revenue so as to present information about our revenue streams in a manner that is consistent with the underlying business activity that generates the revenue. In our case, we present three revenue lines: software license revenue, recurring services revenue, and professional and education services revenue. We also present separately the cost of revenue associated with each of these revenue streams.

The purpose of this presentation is to enable users of our financial statements to better understand the growth in revenue that is attributable to each of our different types of business activity and strategies, and also to better understand the costs, and thus the profitability, associated with each aspect of our business.

Therefore, although we follow EITF 00-3 for purposes of determining the timing of recognition of revenue associated with sales of software licenses bundled with hosting services, we believe that allocation to product license revenue of a portion of the total revenue recognized in any period from the arrangement is appropriate in order to properly portray our operations to investors.

We believe that when we sell software licenses in a hosted arrangement, the nature of the underlying business activity—namely,

permitting the customer to use the intellectual property embodied in our software—is more meaningfully presented as product license revenue. Also, the cost structure of this activity (primarily consisting of royalty costs) more closely resembles the licensing of software than it does the sale of services. In addition, because our customers in these arrangements have a perpetual right to use the software and the right to take possession of the software at any time, the transaction resembles the licensing of software.

Finally, the driver in all these hosted arrangements, and in our business generally, is our software: without the software and the functionality it provides, there would be no hosting services. Put another way, we are not in the hosting business—we are in the software business. We may sell our software in a variety of arrangements to suit the needs of our customers, include hosting arrangements, but fundamentally, we and our investors need to be able to track our software license revenue as an indicator of the market acceptance of our software.
We therefore believe that presenting all the revenue attributable to the sale of the ATG e-commerce perpetual software license as part of our recurring services revenue as the Staff’s comment suggests would not accurately portray the growth of the different components of our business, would distort the readers’ understanding of the relative revenue, cost and profitability of our software and service offerings, and would be less useful to investors than the presentation we have used. Further, we believe it is reasonable to allocate the revenue in the manner we describe, because we believe that we have a “reasonable proxy” of fair value for the application hosting services, as discussed below, that enables us to determine on a consistent basis the portion of the arrangement fee to be allocated to product license revenue.

•	Please explain further your allocation methodology based on negotiations with third party customers and tell us why you believe this is a “reasonable proxy” for fair value hosting services for income statement presentation purposes.

Response: As described in our response to prior comment 10, we are unable to maintain vendor specific objective evidence (“VSOE”) of fair value for application hosting services and eStara e-commerce optimization services solutions. We believe that our negotiations with customers provide us with a “reasonable proxy” for fair value for purposes of allocating revenue between product license revenue and recurring services revenue in cases where we sell more than one item for which we do not maintain VSOE of fair value due to the following factors:
•	We use the monthly recurring fees and renewal fees that our customers pay in a bundled arrangement as a “reasonable proxy” of fair value for purposes of allocating fees to services revenue because we do not have VSOE of fair value. We use the residual method to allocate the remainder of the arrangement fee to product license revenue.

•	We maintain separate price lists for all our products and services.

•	We calculate our price for hosting services based on the estimated requirements of the customer, the size of the implementation (i.e. number of CPU’s) including a competitive margin. We believe that the amount we charge for application hosting services is consistent with peers that offer comparable products and services.
September 30, 2007 Form 10-Q
Exhibit 31 Certifications

We note the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response: We have noted your comment and we revised the certifications in our 2007 Form 10-K to comply.
If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 386-1005. Thank you.
Very truly yours,

/s/ Julie M.B. Bradley
Julie M.B. Bradley
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
March 27, 2008
cc: Kari Jin, SEC Staff Accountant
Hugh Fuller, Esq., Staff Attorney